Exhibit 99.1
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Rio Tinto completes sale of Alcan Composites
1 December 2009
Further to the announcement of 22 September, Rio Tinto has completed the sale of Alcan Composites, part of the Alcan Engineered Products division, to Schweiter Technologies for a total consideration of US$349 million.
Since February 2008, Rio Tinto has announced asset sales of US$8.3 billion. In addition, Rio Tinto received a binding offer from Amcor in August 2009 for US$2.025 billion for Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions.
During 2008, Rio Tinto completed divestments totalling US$3.1 billion. During 2009, Rio Tinto has agreed asset sales of US$5.2 billion. As well as Alcan Composites, these transactions include Ningxia (aluminium), Potasio Rio Colorado (potash), Corumbá (iron ore), Jacobs Ranch (coal), Alcan Packaging Food Americas, Maules Creek (Coal & Allied) and the Cloud Peak IPO (coal).
In an unrelated transaction, the proposed sale of 56 per cent of the Alcan Engineered Products Cable division for an undisclosed sum to Platinum Equity, announced on 14 September, will not be completed as the sale has been terminated in accordance with the terms of the sale and purchase agreement.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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